Exhibit 99.1

LETTER TO UNITHOLDERS

OVERVIEW

As we began the second quarter, signs of a sustained global economic recovery had begun to take hold across our business.  In addition, the equity markets were pricing in a firm recovery, and significant liquidity had returned to the debt markets.   However, as the quarter ended, the mood was more cautious as the sovereign debt crisis spread throughout Europe and questions over longer term growth levels in China surfaced.  In the past month, concerns of a wide-spread contagion subsided; however, given the fragility of economies in the developed world, we will likely remain in a period of high volatility and uncertainty for some time.

Within this context, we have made a major step forward to expand our business and generate higher cash flows for unitholders through the Prime recapitalization last year and we continue to pursue the growth opportunities it provides. Over the past year, we have also positioned ourselves to be more resilient to economic turmoil. We have continued to reduce risk in our portfolio by actively managing our businesses and proactively refinancing our maturities.  As a result, we believe that Brookfield Infrastructure is well-positioned to perform in these current economic circumstances.  Approximately 77% of our cash flow is generated from regulated businesses or under long-term contracts, which serves to reduce the impact of economic fluctuations on our results.  Furthermore, our global footprint mitigates our exposure to any one economy.  Approximately 50% of our cash flow is generated in Australasia and South America, markets that have considerably less leverage than Europe and the U.S. and that benefit from the continued strength in commodities.  While we own some businesses in Europe and the U.S., we believe that they will benefit not only from economic recovery, but from other factors specific to their respective industry sectors, and that they will generate attractive returns when measured over the long term.

As we look forward, there remains a significant need for investment in infrastructure in virtually all of our markets.  We are focusing our attention on our proprietary, organic investment projects and a select number of external investment opportunities that meet our investment objectives and where we have competitive advantages due to our operating platforms.

RESULTS OF OPERATIONS

In the second quarter, we recorded funds from operations (FFO) of $52 million, or $0.49 per unit, compared with $45 million, or $0.42 per unit in Q1 of 2010. The increase in per unit FFO of 17% compared to the prior period was largely due to better results from our timber business due to strong fundamentals in the North American forest products sector for most of the quarter. Weaker results at our North American gas transmission business were offset by a non-recurring cash tax refund.

As a whole, we generated funds from operations adjusted for maintenance capital expenditures (AFFO) of $42 million.  This represents an annualized AFFO yield of 9% on our invested capital.  With our quarterly distribution of $0.275 per unit, our payout ratio, after taking into account non-recurring revenue, was 61%, which was at the low end of our targeted range of 60% to 70%.  Our utility and fee for service businesses continue to contribute meaningfully to our results while we remain patient for our timber business to return to its full potential.

Utilities Platform

Our utilities platform delivered another solid performance in the second quarter.  We recorded FFO of $32 million, compared with FFO of $27 million in Q1. This increase was primarily due to seasonal factors.  During the quarter, our rate base decreased by 6% to $1,816 million, as the impact of foreign exchange more than offset capital expenditures.  Our return on rate base was 11%, which was consistent with Q1.  As a result of our low cost capital structure and favourable tax position, our utilities platform generated an AFFO yield of 16% for the quarter.

In our Ontario transmission business, we finalized our rate settlement with the regulator which will increase our ROE from 8.6% to 9.85%.  While this outcome was expected, we are pleased to resolve this regulatory uncertainty.  During the quarter, we continued to progress the rate review at our Australian coal terminal.  In accordance with the formula that was agreed to in the Draft Access Undertaking (DAU), our regulatory weighted average cost of capital (WACC) would increase from 8.9% to 10.2% based upon current market conditions.  This would result in additional cumulative cash flow of A$70 million over the next five and a half years commencing January 2011.  The Queensland Competition Authority is reviewing the DAU and will make its final decision prior to December 31, 2010.  These favorable regulatory outcomes will increase our return on rate base once fully implemented.

Fee for Service Platform

In the quarter, our fee for service platform earned FFO of $26 million, compared with $26 million in Q1.  Our port and rail businesses posted strong volume growth as a result of the recovery of the global economy.  In the first six months of 2010, we handled 129,000 TEU1 at our UK port – a 50% growth in volume compared to the first six months of 2009.  Profitability in our Australian railroad exceeded expectations, in part due to the timing of maintenance expense which will be caught up in the second half of the year.  Our North American gas transmission business’ performance was somewhat below expectations after adjusting for a $4 million non-recurring tax refund.  As a result of significant development of natural gas shale resources and the build out of the gas transmission grid, both natural gas prices and locational basis differentials have been weak for the first half of this year, impacting our sales of retained natural gas and market sensitive capacity.  After taking into account our maintenance capital expenditures, the AFFO yield in our fee for service business was 16% for the quarter.

On July 30, the United States Federal Energy Regulatory Commission (FERC) approved a settlement agreement which resolves all issues set for hearing in the rate review that was initiated in November of last year. The settlement, which will be finalized after a 30 day comment period, calls for a 45% reduction of retained fuel, an 8% reduction in transportation rates and a 3% reduction in storages rates.  These reductions are being phased-in beginning July 2010 through to July 2011. The financial impact of the settlement is a reduction of our FFO by approximately $7 million per year once fully implemented.  However, prospectively, we will have greater stability of cash flow due to a five year term during which our customers cannot initiate a rate case.  Additionally, our cash flow from this business will be predominantly generated from sales of gas transportation and storage capacity which are typically under medium term contracts with minimal volume risk.

Timber Platform

Consistent with our focus on optimizing the value of our business, we took full advantage of stronger log prices in the quarter by significantly increasing harvest levels in response to improved market conditions.   As a result, our timber platform generated FFO of $6 million for the quarter compared with $2 million in Q1.  Performance for the quarter exceeded expectations, but was still below historical levels.  During the first two months of the quarter, prices for Douglas-fir increased towards historical trend levels due to a pickup in demand from saw mills as they restocked inventory.  Additionally, we were encouraged by increased demand for high quality logs from China.  In the quarter, China represented 13% of our sales compared to negligible amounts two years ago. However, beginning in June, demand for logs in the

1 TEU denotes Twenty Foot Equivalent Unit, the standard “box” size for shipping containers domestic market began to soften.  We anticipate these conditions will persist for the remainder of the year.  For the quarter, our AFFO yield in this business was 4%.

Corporate

During the quarter, we renewed our corporate credit facility for a three year term and increased our availability from $200 million to $400 million. In addition, our share of cash in our operations is approximately $230 million.  Over the coming quarters, we plan on using this liquidity to refinance debt and invest in organic growth projects at certain of our operating subsidiaries.

Effective as of the upcoming record date, we have introduced a Distribution Reinvestment Plan (DRIP) that provides our registered and beneficial unitholders an opportunity to acquire additional units, without paying commissions, by reinvesting all or a portion of their cash distribution.  Information on the new plan can be found on our website under Investor Relations/DRIP.

INTERNAL GROWTH INITIATIVES

The growth in our FFO which supports increases in our distributions is largely driven by investments we make in organic capital projects. We currently have a solid pipeline of investments in our backlog of approximately $200 million that are very accretive to our results.  We plan on re-investing cash from our operations to fund a substantial amount of this backlog.  We are also continuing to progress a number of larger scale projects that have arisen due to the competitive position of certain of our businesses.  While several of these projects are in the early stages, given the capital required, we have begun evaluating strategies to finance the required equity investment.

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We have commenced an £11 million investment at our UK port to expand its container handling facilities.  This is the first phase of a £19 million investment in a project that will increase the port’s capacity from 235,000 TEUs to 450,000 TEUs.  With the growth in volumes that we have experienced over the past year, the port is operating at capacity.  The first phase, which will commence in November and last 10 months, will focus on reconfiguring the existing container terminal layout and installing new rubber tire gantry cranes.  This expansion will be funded through cash generated by operations and a credit facility that we are putting in place within our UK port operations.

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With strong demand for steel from Asia, there is a wide array of iron-ore projects in the mid-west region of Western Australia in various stages of development.  As it connects a number of the existing mines to ports along the west coast, our Australian railroad is a critical link in the logistical chain that provides access to the export market.  We have begun work on expansions of our network to support two large-scale projects that have on-line dates in 2011.  We have executed a contract with one of the mining companies to support a A$35 million investment and we are in negotiations with a second mining company to support a further A$160 million investment.  In light of this project’s timing, we have begun some engineering work that will be paid for by  the mining company.

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We also advanced the expansion project at our Australian coal terminal.  Since we are unable to significantly increase capacity within our current footprint, we have been lobbying to secure the right to develop Dudgeon Point, an adjacent site located 4 kilometers north of our existing site in Queensland.  In July, we were appointed one of two preferred potential developers of a coal export facility at this site.  As our development plan is to interconnect this site with our existing quay, we believe that we have a substantial cost advantage over a greenfield project.  In 2011, we anticipate that our customers will begin financing a feasibility study to further vet this project.

POSITIVE OUTLOOK

In addition to the progress that we made on internal growth initiatives, we are actively working on a number of new investment initiatives, particularly in Latin America.  In this region, we believe there is considerable opportunity to make investments that will generate attractive risk adjusted returns.  In Brazil, Chile, Colombia and Peru, we have very strong local relationships that provide us with a competitive advantage versus other investors.  In addition, with tightening liquidity in Europe, we are seeing attractive opportunities to partner with or buy assets from some of the strategic players who are among the largest owners of infrastructure in Latin America.  Due to the demographics and robustness of the Latin American economies that we are targeting, investment opportunities tend to fit our thesis of investing in very strong franchises that are positioned to capture future organic growth opportunities.

We remain committed to owning and operating businesses that deliver sustaining and growing cash flows, while ensuring that we are well protected from volatile market conditions. With the businesses we own, we continue to target distribution growth of 3% to 7% per annum as a result of the opportunities within our portfolio to grow FFO.  We are also optimistic about our ability to find new businesses in which to invest that will lead to further growth. We look forward to updating you on our progress in the quarters ahead.

Sincerely,

“signed”

Samuel Pollock
Chief Executive Officer
Brookfield Infrastructure Group Corp.